EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from Continuing Operations)

(Unaudited)

	Three Months Ended September 30(1)		Nine Months Ended September 30(2)
(Amounts in thousands)	2008	2007	2008	2007
Income from continuing operations before income taxes	$96,288	$573,531	$864,306	$1,967,916
Interest on non-deposit interest bearing liabilities	255,529	259,754	746,466	748,058
Interest portion of rent expense from continuing operations	16,707	21,283	47,407	50,386

Total income for computation excluding interest on deposits	368,524	854,568	1,658,179	2,766,360
Interest on deposits	391,271	673,585	1,316,612	2,038,283

Total income for computation including interest on deposits	$759,795	$1,528,153	$2,974,791	$4,804,643

Fixed charges excluding interest on deposits	$272,236	$281,037	$793,873	$798,444
Fixed charges including interest on deposits	$663,507	$954,622	$2,110,485	$2,836,727

Ratio excluding interest on deposits	1.35	3.04	2.09	3.46
Ratio including interest on deposits	1.15	1.60	1.41	1.69

Components of fixed charges:
Interest:
Interest on deposits	$391,271	$673,585	$1,316,612	$2,038,283
Interest on non-deposit interest bearing liabilities	255,529	259,754	746,466	748,058

Total interest charges	$646,800	$933,339	$2,063,078	$2,786,341

Rental expense	$50,120	$63,849	$142,222	$151,158
Portion of rental expense deemed representative of interest	$16,707	$21,283	$47,407	$50,386

(1)	The recognized interest related to uncertain tax positions of approximately $0 and $14 million for the three months ended September 30, 2008 and 2007, respectively, was excluded from this calculation.
(2)

The recognized interest related to uncertain tax positions of approximately $1 million and $62 million for the nine months ended September 30, 2008 and 2007, respectively, was excluded from this calculation.